FILED BY ENERFLEX LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a-12

under the Securities and Exchange Act of 1934, as amended

SUBJECT COMPANY: EXTERRAN CORPORATION

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM F-4 FILED BY ENERFLEX LTD.: 333-263714

Event ID: 139963961820

Event Name: Q2 2022 Enerflex Ltd Earnings Conference Call

Event Date: 2022-08-11T09:00:00 UTC

P: Operator;;

C: Marc Edward Rossiter;Enerflex Ltd.;President, CEO & Director

C: Sanjay Bishnoi;Enerflex Ltd.;Senior VP & CFO

C: Stefan Ali;Enerflex Ltd.;Vice President of Strategy & IR

P: Aaron MacNeil;TD Securities Equity Research;Equity Research Analyst

P: Andrew Bradford;Raymond James Ltd., Research Division;MD, Equity Analyst & Head of Energy Research

P: John Gibson;BMO Capital Markets Equity Research;Analyst

P: Michael Storry-Robertson;National Bank Financial, Inc., Research Division;Associate

P: Tim Monachello;ATB Capital Markets Inc., Research Division;Analyst of Institutional Equity Research for Energy Services

+++ presentation

Operator^ Good morning, ladies and gentlemen, and welcome to Enerflex Second Quarter 2022 Earnings Conference Call. (Operator Instructions) As a reminder, this conference call is being recorded.

I would now like to turn the call over to your host, Stefan Ali, Vice President, Strategy and Investor Relations. Please go ahead.

Stefan Ali^ Thanks, operator. Good morning, everyone, and thank you for joining us on our second quarter 2022 earnings conference call. With me on the call today are Marc Rossiter, President and Chief Executive Officer; Sanjay Bishnoi, Senior Vice President and Chief Financial Officer; and Ben Park, Vice President, Corporate Controller.

During this call, we’ll touch on highlights from our second quarter 2022 results, comment briefly on the performance of our 3 business segments and then provide an update on the proposed acquisition of Exterran.

Before I turn it over to Marc, I’ll remind everyone that today’s discussion will include non-IFRS and other financial measures as well as forward-looking statements regarding Enerflex’s expectations for future performance and business prospects. Forward-looking information involves risks and uncertainties, and the stated expectations could differ materially from actual results or performance. For more information, please refer to the advisory comments within our news release, MD&A and other regulatory filings, which are available on our website and under our SEDAR profile. All dollar amounts discussed today are in Canadian dollars unless otherwise stated. With that, I’ll turn it over to our President and CEO, Marc Rossiter.

Marc Edward Rossiter^ Thanks, Stefan. And good morning, everyone. Enerflex posted another strong quarter, building on the momentum we established in the first quarter as we continue to recover from the lows of the pandemic. Reflecting the underlying strength of our base business and our ability to capitalize on improving market fundamentals, we increased our revenues, grew our margins and reduced our net debt balance.

Driven by North American activity, our Engineered Systems business continued its recovery. Quarterly bookings of $313 million doubled from the second quarter of 2021 and increased by 32% from the first quarter of 2022. Continued bookings momentum generated an Engineered Systems backlog of $737 million at June 30. This is our largest backlog in 3 years, providing Enerflex with a clear line of sight to value creation over the coming quarters. Our teams have been working hard to capture expanded margins on these new bookings compared to the lower margin work we secured during pandemic.

Though producers across North America continue to demonstrate capital discipline, rig counts and natural gas production are rising, which we view as a leading indicator for future bookings and backlog. Our energy infrastructure business continues to perform as expected. Within the U.S., solid market fundamentals and the growing demand for LNG exports drove our contract compression fleet to an average utilization rate of 94% during the quarter, our highest on record and a clear indicator that there is demand for our products and services.

In our Rest of World segment, we continue to progress the construction of a natural gas infrastructure asset that was awarded in the fourth quarter of 2021. Excellent project execution will see this asset come online later this year, which is ahead of schedule and significantly under budget.

Lastly, despite broad-based OEM supply chain challenges on the timely delivery of parts, along with inflationary operating expense pressures, our service business saw a considerable increase in activity from a combination of improved part sales and general demand for maintenance solutions across all regions. Barring a significant change in macro fundamentals across the energy sector, we expect demand for our aftermarket services business to remain robust.

With respect to inflation, we are diligently working to protect our margins and are actively managing supply chain and inflationary pressures across all regions. Most of the inflationary pressures we are observing relate to the availability of materials and escalating operating expenses. To mitigate this, we are being strategic in our inventory planning based on the bid pipeline and working closely with our customers to reduce any significant cost exposures and delivery delays.

Finally, I’ll touch on our energy transition business, where we are progressing several opportunities across the carbon capture, renewable natural gas and hydrogen spaces. In addition to helping our customers eliminate Scope 1 GHG emissions through our electrified offerings, we are also meaningfully progressing discussions for larger-scale infrastructure that will facilitate global decarbonization efforts. Constructive public policy will assist in promoting investment in this emerging market and could begin to benefit Enerflex as early as this year.

I will now turn it over to our CFO, Sanjay Bishnoi, to touch on the financial highlights from the quarter.

Sanjay Bishnoi^ Thanks, Marc. The increase in activity levels we experienced during the second quarter drove higher revenue and gross margin across all product lines. Top line revenue of $372 million was 15% higher sequentially and 82% higher than second quarter of 2021 and resulted from a larger opening backlog, higher rental utilization and a higher volume of work.

Enerflex recorded a gross margin of $64 million or 17.1% as a percentage of revenue, and our margins continue to trend positively towards pre-pandemic levels. Margins associated with our Energy Infrastructure and Engineered Systems product lines were stable, while our Services gross margins improved quarter-over-quarter. It’s important to note that the Engineered Systems’ gross margins we reported in our second quarter results relate primarily to the conversion of lower margin bookings from 2021. The more robust margins that we are capturing on today’s bookings are expected to be converted and reflected in our financial results later this year and into 2023.

Next, a higher-than-expected adjusted EBITDA of $45 million was driven by our expanding gross margins and increased AMS activity compared to the first quarter of 2022. As a result, our adjusted EBITDA increased by 16% from the first quarter of 2022 and 24% year-over-year.

Regarding capital allocation during the quarter, we invested $24 million in Energy Infrastructure capital expenditures and work in progress related to finance leases. The $24 million was evenly split between our contract compression assets and the large natural gas infrastructure project underway in the Middle East. We are currently forecasting this project to come in under budget and be completed by the end of the year, at which point our recurring revenue and free cash flow profile will improve.

Enerflex will continue to exercise discipline in our capital investments and discretionary spending to strengthen our financial position and derisk our delevering strategy following the close of the proposed Exterran acquisition. At June 30, our net debt balance was $200 million for a conservative bank-adjusted net debt-to-EBITDA ratio of 1.36x.

Lastly, Enerflex’s Board of Directors will continue to evaluate dividend payments on a quarterly basis based on the availability of cash flow and anticipated market conditions, yesterday declaring a dividend of $0.025 per share to be paid on October 6, 2022. With that, I will hand it back to Marc to give an update on the proposed acquisition of Exterran.

Marc Edward Rossiter^ Enerflex continues to progress all matters that need to be addressed to close the proposed acquisition of Exterran. To date, we have obtained a number of the required regulatory approvals, and we continue to pursue the SEC approval required in connection with the registration of our common shares in the United States. Subject to receipt of all regulatory approvals, we expect to issue the information circular in the coming weeks for the special meeting of Enerflex shareholders that will consider the transaction.

Since we announced the acquisition back in January, both Enerflex and Exterran have reported better-than-expected financial results driven by the strength in bookings and macroeconomic conditions. Interest rates have also risen. The timing of expenditures has been delayed with some expenditures slipping from 2022 into 2023 and the timing of associated tax payments has been revised.

As a result, we have updated our expectations for the pro forma entity, which include: through strong cash flow generation and higher anticipated synergies, we expect to deleverage more quickly than initially forecast and anticipate bringing our bank-adjusted net debt-to-EBITDA to below 2.5x within 12 to 18 months of closing; and through our integration planning efforts, we now expect to capture US$60 million in synergies compared to the US$40 million of synergies disclosed initially, primarily captured through overhead savings and operating efficiencies. Additionally, we expect to grow our recurring revenues to over 70% of the combined entity’s gross margin profile, which will stabilize the underlying business and make Enerflex more resilient against future market volatility.

Exterran also continues to progress a dispute with a former employee and has disclosed that although it may incur some loss with respect to the matter, the ultimate resolution will not be material to Exterran. Enerflex has been regularly communicating with Exterran regarding the dispute and has engaged outside legal counsel to assist in evaluating the dispute and the impact to Exterran, Enerflex and the potentially combined entity.

In closing, energy security has become more important than ever. The demand for low-emission natural gas is growing, and we believe that Enerflex is strategically positioned to contribute our expertise to projects that will deliver a safe and reliable energy solutions for years to come. Today, our base business is delivering solid results across all regions and product lines, and we are on the precipice of completing a transformational acquisition that will grow our free cash flow and will provide us with increased optionality over the long term.

We will now be happy to take questions.

+++ q-and-a

Operator^ (Operator Instructions) Our first question comes from the line of Tim Monachello with ATB Capital Markets. Your line is open.

Tim Monachello^ Hey, good morning, everyone. Happy to see the update on the merger. I was just curious if you could give a little bit more detail around the changes to the EPS and cash flow per share accretion assumptions. Specifically like, I guess, what timeline is that over? And are you able to like — to give what EPS and cash flow per share assumptions are underlying those, those accretion numbers?

Sanjay Bishnoi^ Yes. Sure. Tim. This is Sanjay. I’ll take that one. So there’s a few questions in there. I guess from a timeline perspective, the accretion that we’re giving is for 2023. And I think the important thing, the big mover from the previous guidance that we had given when we announced the transaction is really related to interest costs as the market’s gone up in terms of interest rates.

We’ve gotten a little bit smarter on some other things like taxes and depreciation and so — and the purchase price allocation. And so it’s really those things that have moved the dial there, the big one being the interest rates. And I think important to point out that we do have some protections on the maximum interest rate that we can observe on the financing, and we’ve moved to the most conservative position when we’re modeling that now. So we’ve kind of moved that to the cap, if you will, and that’s what’s reflected in the numbers that we put forward last night.

Tim Monachello^ Okay. Got it. So I guess pairing that against the, I guess, more aggressive deleveraging targets that you set. Is it fair to say that, that is more a function of increasing EBITDA that’s been decreasing leverage over the next 12 to 18 months?

Sanjay Bishnoi^ No, we’re — we actually — I think one thing sort of leads to the other. And we took a really hard look at how we want to run the business, especially if we’ve got a little bit higher cost on the financing, and so there’s just a greater emphasis on delevering the balance sheet at this point. That’s really been the bigger driver to point towards the lower end of the range. Previously, we were — we had given a 2.5 to 3 range, and we just think it’s prudent in the higher cost environment to get it down to 2.5.

Tim Monachello^ Okay. Can you provide a little bit more detail on just your timing expectations and the next steps to close the transaction? And so you talked about the circular being released over the next few weeks. When do you think you’ll tap the high-yield market?

Sanjay Bishnoi^ Yes. So just stepping through the steps here. We first need to get final approval from the SEC. We expect that within the next couple of weeks. That’ll then kick off issuing the circular. Let’s call that sort of within the next several weeks that we think we can get to that point, and then we do have an obligation to give shareholders a certain amount of time. I think it’s 30 days to read the circular before the vote, and then we would proceed to close the transaction after the vote. So that’s kind of the timeline.

In terms of accessing the high-yield markets, those of you that follow the high-yield markets know that a lot of the investors — the market is fairly quiet for the second half of August. And so I don’t anticipate that we’ll be approaching the market in the next, call it, several weeks here. I do think that we’re going to wait until we’ve got a little bit more clarity on the exact timeline of the transaction. And we’re post Labor Day and then we’re in a more constructive period of the market historically, and my guess is that’s when we’ll be thinking about hitting the markets.

Tim Monachello^ How does the ongoing dispute with the Mexican Labor Board for Exterran impact the timing of any of these items?

Marc Edward Rossiter^ It doesn’t.

Tim Monachello^ Okay. And then just shifting gears here on bookings and margins. Maybe you can just clarify. It sounds like margins are improving on new bookings but maybe more pressured than they were historically. What are your expectations for margins, I guess, within the Engineered Systems business in North America specifically over the next 12 months?

Marc Edward Rossiter^ We expect it to grow, and we said that in the prepared comments. We’ll stop short of giving an exact number, but the margin in the bookings received in Q2 is definitely higher than the gross margin reported in the segment in Q1. So we sort of know what we have in our back pocket in the bookings. We know what we delivered in Q1. And we know that there’s — we expect an increase over time when we deliver those.

Going from the bookings margin to delivery, it’s all about costs. And right now, we feel like we’ve got a reasonable hand on the cost to execute on that backlog. And we’re quite comfortable in our ability to control those costs, and that’s why we don’t mind saying we expect Engineered Systems gross margin to increase. I don’t think that it’s that much different.

Now that we’re through the really stressful supply chain challenges that existed in Q4 and Q1, I think that this recovery in Engineered Systems feels very similar to recoveries in past cycles, so it’s not really that much more or less competitive in the market now than maybe what we were feeling 6 months ago.

Tim Monachello^ Okay. In terms of lead times for inputs, can you talk a little bit about that, I guess, specifically compressors and engines?

Marc Edward Rossiter^ Sure. I think we would normally say that our backlog converts to revenue in the 6- to 9- to 12-month time frame. And probably a year ago, that was more like 6 to 9 months. I would say now we’ll be converting backlog in the 9- to 12-month time frame. I don’t want to give you specific deliveries on engines and compressors, but if we get an order for a package, you’ll start seeing significant revenue recognition 9 to 12 months out.

Tim Monachello^ Okay. Got it. I appreciate all the details, guys. I’ll turn it back.

Operator^ Our next question comes from the line of Aaron MacNeil with TD Securities. Your line is open.

Aaron MacNeil^ Hi, good morning, all. Thanks for taking my questions. Nice to see the guidance bump. As it relates to the synergies target, I guess, what sort of early integration work have you done to get more comfort on that figure?

Marc Edward Rossiter^ We’ve done a ton of pre-integration work. And I should correct myself, the $40 million to $60 million is U.S. dollars, whereas at the beginning of the presentation, Stefan said it’s all Canadian. Those are the only numbers that I would say are in U.S. dollars.

It’s been 6 months, Aaron, since we announced this transaction, and you can imagine we were working on it for months and months prior to that. So since we announced the transaction, we’ve been able to get Enerflex people and Exterran people within the bounds of all the antitrust regulations, working together to think about what the pro forma entity looks like and how we can deliver upon the synergies that we need to — in the consolidation play to make the deal appropriate but also thinking about the future of natural gas infrastructure, which we think has got really strong tailwinds. So we put — I guess I can say we put a lot of time into it. I believe very strongly in the US$60 million number, and I believe it’s achievable.

Aaron MacNeil^ Great. Sticking with Exterran and the legal dispute. I think Exterran did a pretty good job in the 10-Q to highlight the absurdity of the issue. And I know you’re not going to want to indirectly give a legal opinion, so let me maybe be the one to say that in a scenario where this lawsuit appears to be frivolous, based on your conversations with investors, do you think that this issue will negatively impact Enerflex’s shareholder support for the transaction?

Marc Edward Rossiter^ It won’t positively impact it. That’s for sure. I think it’s one of many issues that our shareholders will have to consider when they consider the overall benefits to them of doing this deal. Enerflex management and the Board still believe very strongly in the overall benefits of this deal to Enerflex shareholders.

The strategic rationale of getting 70% of our gross margin from recurring revenues, from really being a global natural gas player, which in pretty much the hottest commodity in the world today and what we think will be a very strong macroeconomic backdrop for natural gas for decades to come, those are the 2 main things that really make this acquisition make a ton of sense.

And the Mexico situation is something that really sticks out there. But upon careful consideration and everything that we know and based on seeking legal advice, like we said in the press release for 2 separate counsel, we still believe very strongly in the overall benefits of this acquisition to Enerflex shareholders over the long term.

Aaron MacNeil^ Okay. Maybe I’ll sneak one more question in. As it relates to the Rest of World segment margins, I guess I just would have expected margins to be a bit higher given the infrastructure weighting in the revenue profile. And is there anything nonrecurring or maybe something that is recurring that’s causing a drag on the margins over the past couple of quarters?

Sanjay Bishnoi^ Yes. We had a couple of things, Aaron, this is Sanjay, that impacted those margins. I don’t think it’s indicative of what we expect in the long run of the business. The first was actually a project that we actually sold it in Rest of World, but a lot of the margins were actually recognized in the U.S. business just because it was a manufacturing job. So the revenue went Rest of World, but a lot of the margin was captured in the U.S.

The other one, the other driver is we did have a project that had some supply chain and inflationary issues and did drive down margins, and that’s very much an isolated incident there. So I think those 2 factors are what’s showing up in the numbers, and we don’t expect that that’s going to be a continuing issue.

Aaron MacNeil^ Okay. Thanks ,all. I’ll turn it back.

Operator^ Our next question comes from the line of Andrew Bradford with Raymond James. Your line is open.

Andrew Bradford^ Morning, guys. Could we maybe just start with Exterran quickly here? Can you add any color on why the SEC approvals are taking longer than you might have initially anticipated?

Sanjay Bishnoi^ Yes. It’s really — as a first-time issuer, when the deal closes, as a first-time issuer, the SEC, not atypical for them to just take a little bit more time in getting to know Enerflex as a company, and a lot of it has just been Q&A back and forth with understanding our company a little bit better. So I’d say that’s been the primary factor.

Andrew Bradford^ There’s been no one issue that they’ve been more or less hung up on or no one area of operations have they’ve been more hung up on than others?

Sanjay Bishnoi^ Not really. I mean they did take some time to digest IFRS 16 and treatment of finance leases, so that back and forth and how we were thinking about that has represented a little bit of the Q&A both. But outside of that, I would say it’s been across the board, no real specific issue.

Andrew Bradford^ Okay, thanks for that. And I’ll get this one out of the way, too. So I’m sure your counsel in Mexico provided you with considerable comfort regarding the ultimate cost of this action. But it doesn’t sound like they gave you guidance that the timing of the resolution will be particularly convenient for you in respect of the mailing of the vote. Is — have I got that right?

Marc Edward Rossiter^ Yes, Andrew, I don’t think that there will be a legal, let’s call it, solution to this situation before we want to close the deal and before we have to close the deal.

Andrew Bradford^ Okay, okay. That said, for what is worth, I was happy for it to be there, and that was pretty good disclosure by Exterran and shine a bright light on some of the absurdities of what’s going on down there. So hopefully, that provides some comfort.

Let’s switch back over here to the bookings and backlog. The lead times embedded in these orders, it looks like backlog conversion is running a bit longer than usual. I expect that maybe because your customers are trying to anticipate supply chain difficulties. Is that right?

Marc Edward Rossiter^ We definitely have some customers, especially operators in the Permian Basin, that have a very positive outlook for their business, and they’re placing orders for equipment that they want to receive over the 9- to almost 18-month time frame. And they’re sort of planning ahead based on the rig count and their relationships with their producers, what they expect to come throughout 2023.

So let’s call those almost fleet orders from different midstream players in the Permian Basin, and they don’t necessarily need every single one of those units as soon as we could deliver them. They have a certain delivery schedule. They want to react to increases in gas production from their customers. So that’s one of the driving factors.

And the bookings in Q2, big in the United States, also pretty big in Canada, and it’s midstream operators reacting to higher rig counts in the major basins in the United States. And that’s where it’s all coming from.

Andrew Bradford^ Okay. So where we might have seen conversion of the backlog sort of in the 30-plus percent range, we could probably expect that to — on a quarterly basis, pardon me, but we can probably expect that to drop a bit or stay lower here for the next — well, it sounds like the next several quarters.

Marc Edward Rossiter^ That’s reasonable.

Andrew Bradford^ Okay. And just out of curiosity, you mentioned electric drive a fair bit in the press release. In rough terms, what is the — as a percent of total compression packages that are sitting on the book now?

Marc Edward Rossiter^ So what percentage of our compression orders in the backlog are electric?

Andrew Bradford^ Yes.

Marc Edward Rossiter^ I don’t have a number for you. It’s significant. When I walk around the facilities in Houston and Calgary, I see a lot of electric motors. And I just would hate to give you a number on that, but it’s significant. When a producer puts a package in the field of electric motor instead of a gas engine, if indeed the grid they’re pulling from has a high percentage of renewable energy, hydroelectric, wind, solar, whatever, then their overall Scope 1 for that particular package is significantly reduced.

So they like that. They like the lower cost of an electric motor, at least from the package point of view. They have to balance that against the time and cost of bringing in high-voltage power to the facility. So we’re seeing a lot of our electric motor drive packages are associated with pretty significant natural gas infrastructure. Think of deep cut plant or cryo plant, where they’re bringing in high line power anyhow.

For field gas gathering units, it’s less likely to be electric because the cost of bringing in the power starts to erode some of the benefits of the lower cost package and need to reduce Scope 1.

So there’s a lot. They tend to be higher horsepower units. Think 5,000 horsepower and up, which we’re particularly good at. We package more 8,000 horsepowered higher units compressor packages than anybody in the world. So that’s a segment that we really like, and that’s the way a lot of producers are going for the residue compression associated with cryo plants and deep-cut plants.

Andrew Bradford^ Do you care like in terms of — so it sounds like it’s lower cost for the producers. But what does it do to your margin? I guess the margin on these units roughly the same? Or...

Marc Edward Rossiter^ It’s roughly the same. We like both, and we’re really good at both, and we’ve got a long track record of doing well at both. There’s definitely more service associated with gas engines. So from that point of view, when a gas engine goes out in the field, we’ve got a service opportunity in that over the course of the next 20 years to capture that business. An electric motor itself doesn’t require as much service as an engine. You still need to service the compressor and everything else, but it does — the motor has less service opportunities long term than the engine does.

Andrew Bradford^ Is it fair to say that electric drive in the field? Or in the field and in the plants is still — might be a high percentage of your backlog but won’t be a high percentage in the total deployed fleet? Any comments?

Marc Edward Rossiter^ I guess so. You can model it the way you see fit. It’s tough for me to give you an exact number of where we are in engine versus electric.

Andrew Bradford^ I’ll leave it there. Thanks a lot, guys.

Marc Edward Rossiter^ Okay, thanks, Andrew.

Operator^ Our next question comes from the line of Michael Robertson with National Bank Financial. Your line is open.

Michael Storry-Robertson^ Hey, thank you. Good morning, all. Congrats on a solid quarter, and I appreciate you taking my question here. I was just wondering, I believe you guys noted a record level utilization for the rental fleet in the quarter and was just wondering what your sort of high-level thoughts were in terms of your available capacity. I would imagine you want to always have some flexibility to be able to rapidly respond to a situation with deployment if need be. Just any of your sort of high-level thoughts in terms of the positioning of the fleet today and based on inbounds that you’re seeing from clients at the moment, how you see that sort of moving forward and the impact that, that tightness might have on pricing at the leading edge.

Marc Edward Rossiter^ Michael, thank you. We’re — for starters, I’d like to express my gratitude to our contract compression team in the United States for achieving that 94% utilization. They reactivated a lot of equipment and got it out in the field for the benefit of our customers, and it’s been a lot of hard work in the first half of the year to get to that 94%.

In — let’s say over the past 20 years of contract compression, once you get over 90%, people start spending to build new units to give them that increased flexibility to respond to customer demand. We haven’t done that. We definitely have demand from our customers, and we’re doing our best to serve our best customers with our equipment. But we’re also being very cautious with capital just in general, but also knowing that the #1 priority for the Exterran acquisition is for us to deleverage the balance sheet to 2.5x within 12 to 18 months.

So a 94% utilization would tell you that there’s demand. You should be able to increase prices. You should be building more units. We’re going to be cautious on that front, and we’re going to thank our teams for delivering that equipment at 94% and the best possible margins. We’re getting price increases on that equipment when the contracts roll over, and so I would expect to see potentially increased margins in that business in the coming quarters. But the costs are increasing a little bit, too, from lube oil and people and diesel for the trucks, et cetera.

So it’s a great business. We like being in it. We’re definitely not deploying a lot of growth CapEx to it even though that utilization number is high. We’re going to stand by right now and...

Michael Storry-Robertson^ Got it. That’s an interesting dynamic, and I appreciate the color. With 94%, I would imagine it’s tight across the board. But are there any like horsepower ranges that you are effectively sold out of at this point?

Marc Edward Rossiter^ I mean 94%, we’re effectively sold out of a lot of it from that point of view. And we’re a little bit different than some of the other public fleets in that we have a broad spectrum of equipment sizes from large to small, from electric to gas engine, from wellhead gas lift to midstream gas gathering.

So we’re pretty much sold out of most of it right now. And we’re actively — the CapEx we are putting into the fleet is retrofitting old engine drive units, especially small ones to electric because there’s been quite a big demand for electric wellhead units. And as we complete those and get them out into the field, they’ll be increasing revenue. But it is a modest spend. Like when you retrofit a unit, the CapEx is way less than building a new one. We think — and you get a very good return on that investment when you do it.

Michael Storry-Robertson^ Maybe just one sort of follow-up to that, and I’ll turn it back. But did you have like a decent amount of sort of idle equipment that you’re able to do that to?

Marc Edward Rossiter^ Yes, it’s getting less and less every day, which is a blessing as you can imagine. We did have a lot of idle — we — a strategic priority for us was to look at our global fleet idle equipment. And if we had idle equipment in Mexico, for instance, that we could retrofit and put to work in the Permian Basin, we wanted to place a priority on that, and we’ve done that a lot.

But globally, the equipment that is — you could put back into service with a reasonable amount of CapEx is getting smaller every day. Again, that’s a good news story, and we don’t have plans right now on changing our allocation of capital to increase it into the rental fleet. We do expect over the course of the next 12 to 18 months to keep — to be quite conservative on any growth CapEx in ECC.

Michael Storry-Robertson^ Got it. Thanks, Marc, appreciate the color, I will turn it back.

Operator^ Our next question comes from the line of John Gibson with BMO Nesbitt Burns. Your line is open.

John Gibson^ Morning, guys. First one just comes from a comment you made from one of Tim’s questions. What is the maximum rate on the high-yield financing you’ve assumed just based on your guidance? Or maybe, put differently, could you put some goal posts around total interest charges in 2023?

Sanjay Bishnoi^ Yes, John. This is Sanjay. The way that we’ve dealt with this situation is we’re silent on the structure of that loan until we go to the high-yield markets, and the intention there is that we just don’t want to influence the market in terms of what’s kind of been priced into our models and priced into our minds. We just — we think we’re putting the company — we’re exposing the company if we do that.

So we’ve been silent on the cap. What I would suggest, because I understand you guys need to think about models, et cetera, is I would just look at the ratings that we’ve published or that S&P and Fitch have allowed us to publish. Those are BB negative ratings for the issuer. You can look at the high-yield market and where a BB energy services credit trades, and I think that’s a really good proxy for where we are right now.

John Gibson^ Okay. Fair enough. And then just last one, can you maybe talk about some of the energy transition projects you’re working on? I know you’ve discussed this in the past. But just wondering if you expect some sort of contribution in 2022 or 2023. Or are they still more in the bidding or inquiry phase?

Marc Edward Rossiter^ We expect bookings in 2022. We expect revenue in 2023. We’re working on electrification and compression, which is an ongoing every day, every month kind of thing. Carbon capture, utilization and storage, especially in light of the Manchin-Schumer deal that was announced a couple of weeks ago and it’s passing in the Senate, is definitely a very positive macroeconomic signal for carbon capture projects in the United States. We’re working quite hard on pre-combustion and post-combustion carbon capture in Canada and the United States. We’re even doing engineering studies in our Rest of World segment.

Canada and the United States, I would expect orders this year and, again, revenue in 2023. It’s something we’re very excited about. We’ve always felt that Enerflex’s core capabilities sit right on top of the needs of the carbon capture business, especially the capture plants. Think fertilizer plants, ethanol plants, even post combustion on the back end of engines and gas turbines, et cetera. So it’s a sector we’re really happy about.

Renewable natural gas, it’s a business in the United States primarily, where we sell equipment to RNG developers. Renewable natural gas, once it actually comes out of the bio feedstock, requires a fair amount of processing to purify it to put it into the grid. And this is stuff that Enerflex has been doing for 30, 40 years.

So the technology isn’t new. The way you put it together and the sizes and some of the impurities in the gas is different for every project. But we’ve got some great customers in the United States that look to us to help them with those packaged solutions. And so RNG, even though it was an overall kind of segment, people have different opinions about the profitability and the long-term benefit of RNG from landfills, from dairy, from other animal waste facilities. There are a lot of projects going on in Canada and the United States, and we’re supplying equipment to those folks.

Finally, on hydrogen, our involvement in hydrogen is more upstream. We’ve been packaging hydrogen compression for upwards of 20 years. The reciprocating compressors that we package, the reciprocating compressors that we package have been used in blue hydrogen plants since hydrogen plants were necessary for hydro desulfurization of diesel 20-plus years ago. It’s those same skill sets that we’re looking at for green hydrogen applications. But the numbers, they’re just not as big for us today as carbon capture and RNG would be.

John Gibson^ Great, appreciate the color. I’ll turn it back.

Operator^ At this time, I would like to turn the call back over to Marc Rossiter for closing remarks.

Marc Edward Rossiter^ With no further questions, I’d like to thank everyone once again for joining us today. We look forward to connecting with you in November to discuss our third quarter results.

Operator^ Ladies and gentlemen, this concludes today’s conference call. Thank you for your participation. You may now disconnect.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to the respective Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex, Exterran, or the combined entity. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions are intended to identify forward-looking information. In particular, this news release includes (without limitation) forward-looking information pertaining to: the closing of the Transaction and the timing associated therewith, if at all; the amount and nature of any losses incurred as a result of the Labor Board Decision; the anticipated financial performance of the combined entity, including its expected gross margin; the expected run-rate synergies and efficiencies to be achieved as a result of the Transaction and the quantum and timing associated therewith; anticipated shareholder value; expected accretion to adjusted EBITDA, cash flow per share, and earnings per share for shareholders of Enerflex; excess cash flow beginning in 2023; future capital expenditures, including the amount and nature thereof; Engineered Systems bookings and backlog; crude oil and natural gas prices and the impact of such prices on demand for the combined entity’s products and services; development trends in the oil and gas industry; seasonal variations in the activity levels of certain crude oil and natural gas markets; expectation in respect of excess cash flow following closing of the Transaction; business prospects and strategy; expansion and growth of the business and operations, including position in the Energy Services markets; expectations regarding future dividends; expectations and implications of changes in government regulation, laws, and income taxes; environmental, social, and governance matters; the receipt of all necessary approvals including the approval of the Enerflex shareholders and Exterran shareholders and the timing associated therewith, if at all; the approval of the SEC and the timing associated therewith; the expectations with respect to the mailing of the Circular, the timing associated therewith, and the disclosures to be made therein; the disclosures provided in the table entitled “Transaction-related Guidance as at June 30, 2022”; Exterran’s expectation regarding the Dispute that although it may incur some loss with respect to such matter, the ultimate resolution of this matter will not be material to Exterran; and the successful completion of the Transaction and the anticipated closing date. This forward-looking information is based on assumptions, estimates, and analysis made by Enerflex and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances and in light of the Transaction.

All forward-looking information in this news release is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the satisfaction of closing conditions to the Transaction in a timely manner, if at all; receipt of all necessary regulatory and/or competition approvals on terms acceptable to Enerflex and Exterran; the impact of economic conditions, including volatility in the price of crude oil, natural gas, and natural gas liquids, interest rates, and foreign exchange rates; industry conditions, including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure, including new environmental, taxation, and other laws and regulations; business disruptions resulting from the ongoing COVID-19 pandemic; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information and statements included in this news release, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this news release should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the completion and related timing for completion of the Transaction; the ability of Enerflex and Exterran to timely receive any necessary regulatory, shareholder, stock exchange, lender, or other third-party approvals to satisfy the closing conditions of the Transaction; interloper risk; the ability to complete the Transaction on the terms contemplated by Enerflex and Exterran, or at all; the ability of the combined entity to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; consequences of not completing the Transaction, including the volatility of the share prices of Enerflex and Exterran, negative reactions from the investment community, and the required payment of certain costs related to the Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the Transaction; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined entity; the interpretation of the Transaction by tax authorities; the success of business integration and the time required to successfully integrate; the focus of Management’s time and attention on the Transaction and other disruptions arising from the Transaction; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form (“AIF”) and Exterran’s Form 10-K, each for the year ended December 31, 2021, and in Enerflex’s MD&A and Exterran’s Form 10-Q, each for the three and six months ended June 30, 2022, available on SEDAR and EDGAR, respectively.

The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this news release is made as of the date of this news release and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

FUTURE-ORIENTED FINANCIAL INFORMATION

This news release contains information that may constitute future-oriented financial information or financial outlook information (“FOFI”) about Enerflex, Exterran, and the combined entity’s prospective financial performance, financial position, or cash flows, including annual run-rate synergies, adjusted EBITDA, capital expenditures, total expenditures, gross margin, and bank-adjusted net debt to EBITDA ratio, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Enerflex, Exterran, or the combined entity’s actual results, performance, and achievements could differ materially from those expressed in, or implied by, FOFI. Enerflex and Exterran have included FOFI in this news release in order to provide readers with a more complete perspective on the combined entity’s future operations and Management’s current expectations regarding the combined entity’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, Enerflex and Exterran do not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events, or otherwise.

NO OFFER OR SOLICITATION

This news release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, Enerflex and Exterran have filed and will file relevant materials with the SEC. These materials include a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders and the Circular will be mailed to Enerflex shareholders. The proxy statement/prospectus contains, and the definitive proxy statement/prospectus will contain, important information about the proposed Transaction and related matters. The Circular will contain a detailed description of the Transaction and will be available under Enerflex’s SEDAR profile at www.sedar.com as well as on Enerflex’s website at www.enerflex.com. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND/OR THE CIRCULAR CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, and other relevant materials in connection with the Transaction and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, and with SEDAR, may be obtained free of charge from the SEDAR website at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge on Enerflex’s website at www.enerflex.com. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3, or by calling +1.403.387.6377. The documents filed by Exterran with the SEC may be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents, when available, can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000.

PARTICIPANTS IN THE SOLICITATION

Enerflex, Exterran, and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Exterran’s shareholders in connection with the Transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021, and may also be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s AIF, which was filed with SEDAR on February 23, 2022. These documents may be obtained free of charge from the SEDAR website at www.sedar.com and may also be obtained free of charge at Enerflex’s website at www.enerflex.com. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3, or by calling +1.403.387.6377. Additional information regarding the interests of all such individuals in the proposed Transaction is included in the proxy statement relating to the Transaction as filed with the SEC, as amended.